UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  January, 2006

Commission File Number  001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC  V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  [   ]     Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  [   ]     No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-__________.

ENTRÉE GOLD’S 2005 EXPLORATION ADDS TO LOOKOUT HILL AND ULZIIT UUL POTENTIAL

Vancouver, B.C., Wednesday, January 11, 2006 - Entrée Gold Inc. (TSX-V: ETG; AMEX: EGI – “Entrée” or the “Company”) reports on the Company’s 2005 exploration programs on its 100% owned Lookout Hill and Ulziit Uul (now known as “Manlai”) properties located in Mongolia’s South Gobi region.

Exploration work at Lookout Hill and Manlai included drilling, geological mapping, geochemical and geophysical surveys. The programs delineated extensions to previously known mineralization and alteration and identified new drill targets to be tested in 2006. Most importantly, the work has substantially increased Entrée’s understanding of the geology and the potential of these two projects.

The Lookout Hill property results reported in this news release are exclusive of work on the Entrée-Ivanhoe Project area at Lookout Hill, which is being explored by Ivanhoe Mines Ltd. (NYSE: IVN; TSX: IVN; - “Ivanhoe”) under an earn-in agreement announced in October 2004.

Company President and CEO, Greg Crowe, commented: “The results of our 2005 exploration program are encouraging, and highlight the potential for the discovery of additional porphyry copper and gold deposits at both Lookout Hill and Manlai. The best place to look for large deposits has always been in proximity to other large deposits.  Entrée’s Lookout Hill property is ideally located, surrounding Ivanhoe’s Oyu Tolgoi project - which is now recognized to host one of the world’s largest and richest porphyry copper-gold deposits.  These types of porphyry systems are generally regional in scale and often occur as clusters of several deposits covering geographic areas spanning tens of kilometres.”

LOOKOUT HILL

In 2005, Entrée completed a comprehensive exploration program on select areas of its 140,000 hectare Lookout Hill property.  Work conducted included approximately 250 line kilometres of deep induced polarization (“IP”) and resistivity geophysical surveys, 12,439 metres of diamond drilling, detailed geological mapping and reconnaissance exploration.  Aster satellite imagery was also acquired and analyzed during the year, and approximately 8,500 soil samples were collected.  Results are currently being compiled.

Deep probing geophysics (IP, resistivity and magnetic surveys), geochemical surveys and geological mapping were completed south from the previously known southern limit of Zones I/II/III to the joint Entrée-Ivanhoe project property boundary (“West Grid”), covering a north-south distance of approximately 9.5 kilometres.  Additionally, the Ring Dyke prospect was advanced to the drilling stage through geological, geochemical and geophysical surveys. Limited portions of Zones I/II, Zone III, Bayan Ovoo and Ring Dyke areas (see map on Entrée’s web site, www.entreegold.com, for zone locations) were tested with diamond drilling.

Drilling consisted of 25 holes, totaling 12,439 metres.  Of these, nine holes were lost or only partially completed due to typical operational difficulties, including mechanical problems, complex drilling conditions, and a shortage of spare parts and materials.

Zones I/II and West Grid Areas

Detailed geological mapping south from Zones I/II and West Grid in late 2005 defined a major unconformity separating younger Carboniferous volcanics and sediments in the area of Zones I/II from older Devonian volcanics, sediments and intrusives underlying much of the West Grid area (see map at www.entreegold.com).  Entrée’s geologists have interpreted the Devonian rocks to be direct correlatives of the “hanging wall” sequence that immediately overlies Ivanhoe’s Hugo North copper-gold deposit, which is the northern extension of the Oyu Tolgoi system.  Geological mapping has also identified a new area of silica and advanced argillic (quartz+alunite+clay) alteration approximately 3.5 kilometres south of and on strike from Zone I.

Deep probing IP, resistivity and magnetic surveys were completed in the summer and fall of 2005 using Quantec Geoscience’s TITAN 24 system. These surveys were successful in defining six large, deep targets occurring within the Devonian rocks over a strike length in excess of eight kilometres, in the area of the West Grid.  Three of these targets have associated anomalous copper and gold values in soils and one is associated with anomalous molybdenum values in selected rock samples ranging from 1,000 to 8,400 ppm. This NNE-trending series of geophysical anomalies now covers more than 12 kilometres and is similar in dimensions to, and sub-parallel with, the Oyu Tolgoi porphyry copper-gold system to the east.  The surveys completed in the Zones I/II and West Grid areas, when combined with the pre-existing geophysical database, have substantially enhanced the potential of this area.

Widely spaced drilling conducted in 2005 (11 holes totaling 5,504 metres) tested the northern, upper portions of these geophysical anomalies.  Anomalous copper values (up to 0.2% over 2 - 4 metres) in core are associated with zones of advanced argillic alteration within the geophysical target.  One hole (EGD-05-031) was drilled on the margin of a strong IP anomaly within the Devonian rocks in the northern part of the West Grid.  A 118 metre interval (766 - 884 metres) returned anomalous copper values in the 200 to 400 ppm range that occur in diorite to monzodiorite dykes cutting Devonian stratigraphy.

Zone III

Zone III is defined at surface by a 400 metre by 150 metre area of silica and sericite altered volcanics. The area is cut by strongly auriferous quartz veins that lie at the northern margin of a subtle 2+ kilometre-long IP chargeability anomaly and at the northern end of a 5+ kilometre-long NNE-trending magnetic low, interpreted to represent a zone of hydrothermal alteration.  Soil sampling completed in 2005 extended the zone for an additional 2.5 kilometres southwards along the axis of the magnetic low.

To date, only 600 metres at the north end of Zone III has been tested by eight drill holes, two of which were completed in 2005.  These two recent holes confirmed the widespread distribution of epithermal style alteration associated with narrow auriferous quartz veins.

The deep IP survey also outlined a new anomalous area lying to the west of Zone III.  This 3+ kilometre-long chargeability anomaly coincides with scattered gold and copper values in soils, with values exceeding 400 ppm copper and 200 ppb gold.

Bayan Ovoo

Preliminary drilling of the Bayan Ovoo copper targets, located 65 kilometres west of Oyu Tolgoi, consisted of 10 holes totaling 5,336 metres.  The drill targets were generated in the summer and fall of 2005 from IP, resistivity and magnetic surveys in combination with geological mapping.  A four kilometre-long series of chargeability anomalies occurs to the north of, and runs sub-parallel to, a resistant ridge of andesitic to basaltic volcanics that host copper oxide showings over a strike length of 2+ kilometres.

Drill holes EGD-05-024 and EGD-05-027 encountered thick zones of advanced argillic alteration with significant amounts of disseminated and vein controlled pyrite and anomalous copper values (up to 379 ppm copper over two metres).  These holes were drilled to test the intersection of NNE-trending chargeability anomalies with the broader ENE-trending IP response that follows the general trend of the valley.

Ring Dyke Area

Entrée’s Ring Dyke area is a new target discovered by the 2005 reconnaissance program, located 8.5 kilometres northeast of the Bayan Ovoo copper showings.  The area hosts numerous limonitic and silicified outcrops that define a circular area having a diameter of approximately 1 kilometre.  Initial surface sampling in selected rocks returned anomalous gold and copper values to 149 ppb gold and 1,235 ppm copper.  IP and magnetic surveys were completed over a 4.5 by 6 kilometre grid area in the fall of 2005.   Results of the geophysics show a strong circular chargeability anomaly (approximately three kilometres east-west and 2.5 kilometres north-south) which is truncated to the northwest by a major regional structure.

Two drill holes, EGD-05-037 (lost at shallow depth) and EGD-05-037A, were drilled at the end of the 2005 exploration season to test anomalous copper and gold values in surface rocks that occur along the northern margin of a chargeability anomaly.  Hole EGD-05-037A intersected a 14 metre interval (at a downhole depth of 90 - 104 metres), with values ranging from 10 to 384 ppm copper and a two metre interval (at 508 - 510 metres) of 2,560 ppm copper and 715 ppb gold.  This hole did not reach its targeted depth.

MANLAI

Entree’s Manlai property is located approximately 125 kilometres to the north of Lookout Hill and adjoins the east end of Ivanhoe’s Kharmagtai porphyry copper-gold project.

The 2005 exploration program at Manlai commenced in July and continued through to early December.  Work consisted of geological mapping, hand trenching and rock sampling (691 samples), soil sampling (approximately 3,500 samples), approximately 420 line kilometres of magnetometer surveying and 153 line kilometres of time-domain gradient IP and resistivity, and approximately 30 line kilometres of deep-probing TITAN 24 surveys.  Drilling (four holes totaling 2,539 metres) was completed on identified targets in December.

Three target areas were drilled.  The targets were defined by coincident anomalous copper and molybdenum in soils, surface alteration and anomalous geophysical signatures.  Copper-bearing minerals such as chalcopyrite and malachite were noted, with some of the quartz veining and along fracture surfaces in the altered rock units.

The first target area was tested with one drill hole (EGU-05-001) to a vertical depth of 250 metres.  The target was a faulted contact between quartz monzonite and hornfelsed argillite, with surface exposures of sheeted quartz-tourmaline +/- chalcopyrite veins.  Three intercepts, hosting significant copper, were encountered.  These included 22 metres of 0.33% copper at a downhole depth of 90 - 112 metres; 12 metres of 0.33% copper at 118 - 130 metres; and 3 metres of 0.35% copper at 195 - 198 metres.

The second target was located 1 - 2 kilometres SSE of the first and is characterized by a strong, 1,500 metre by 300 metre, IP anomaly elongated along a northeast-southwest axis, coincident copper and molybdenum soil anomalies, and surface alteration and quartz veining.  Two drill holes (EGU-05-002 and EGU-05-004) tested the IP feature. Neither intersected significant copper mineralization, however, EGU-05-004 intersected evidence of boiling below 600 metres, suggesting a telescoped epithermal system within a porphyry system.  Several zones containing lead and zinc with elevated gold values occur between 500 and 750 metres. These included 21.12 metres (611.88 - 633 metres) of 0.31% lead and 0.5% zinc with 0.26 g/t gold, and 12 metres (687 - 699 metres) of 0.11% lead and 0.2% zinc (inside a wider 29.35 metre interval of 0.39 g/t gold).

The third target is approximately two kilometres southeast of the second target and is characterized by coincident geophysical and geochemical anomalies.  Hole EGU-05-003 was drilled in the northwest margin of this target, but no significant copper mineralization was encountered.

FUTURE EXPLORATION

With the benefit of the 2005 exploration results, Entrée is now planning for the 2006 exploration season at Lookout Hill and Manlai.  Details of the new programs will be announced in the coming weeks.

Greg Crowe commented: “Exploration in a porphyry environment is difficult and takes a tremendous amount of time and drilling.  Entrée is still in the early stages of evaluating the potential satellite systems to Oyu Tolgoi and other prospective areas in this large property. To put this in perspective, in making its Oyu Tolgoi discovery, Ivanhoe drilled 149 holes before encountering significant mineralization.”

“It should also be noted that the richest portions of Oyu Tolgoi were discovered in areas where there is no surface expression of mineralization. We are only now beginning to evaluate the highly-prospective, deep geophysical, geochemical and geological targets that our work has identified.”

QUALITY ASSURANCE

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a qualified person as defined by National Instrument 43-101, is responsible for the preparation of technical information in this news release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a junior mineral exploration company focused on gold and copper prospects. The Company is a large landholder in Mongolia’s south Gobi Desert, near the Chinese border. Entrée maintains 100% interest in the 179,590 hectare Lookout Hill (Shivee Tolgoi) property which completely surrounds Ivanhoe’s 8,500 hectare, Turquoise Hill (Oyu Tolgoi) holdings.

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 22% (40,000 hectares) of Entrée’s Lookout Hill property. By the terms of the agreement, Ivanhoe must spend a minimum of US $20 million in order to earn any interest in the mineral rights to the project property and may acquire up to a 70% interest in mineralization above a depth of 560 metres and an 80% interest in mineralization below a depth of 560 metres by spending US$35 million. Thereafter, Entrée has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production, to be recovered from production cash flow.

The Company is well funded, with approximately CDN$25 million in its treasury, to explore its wholly-owned projects in Mongolia. In addition, it continues to review new project opportunities globally.

Entrée is a Tier 1 listed company that trades on the TSX Venture Exchange under the symbol “ETG” and on the AMEX under the symbol “EGI”.

FURTHER INFORMATION

Primoris Group

Investor Relations

Tel: 866-368-7330

Email: ETG@primorisgroup.com

or

Entrée Gold Inc.

Mona Forster, Business Manager

Tel: 604-687-4777

Website: www.entreegold.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC.
(Registrant)

Date   January 11, 2006

By:

/s/  Hamish Malkin

Hamish Malkin

Secretary and Chief Financial Officer